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Filed by KinderCare Learning Centers, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: KinderCare Learning Centers, Inc.
Commission File No. 000-17098

KinderCare Learning Centers, Inc.
Registration Statement on Form S-1
Registration No. 333-114693
Registration Statement on Form S-4
Registration No. 333-114701

David J. Johnson Chairman and CEO
To:	All Employees
Date:	April 21, 2004
Re:	KinderCare's Recapitalization and Initial Public Offering of IDS Securities

        Today we filed registration statements with the U.S. Securities and Exchange Commission in connection with a proposed recapitalization of KinderCare and a public offering by KinderCare of Income Deposit Securities, or IDSs, a relatively new form of security that represents ownership of a new class of KinderCare common stock and subordinated notes. It is expected to take several weeks to go through the registration process and completion of the transactions is subject to a number of conditions. Assuming those conditions are satisfied, we currently expect to complete the transactions some time this summer.

        We view this as a positive and exciting step for KinderCare and thank you for all your contributions to our success. We do not plan to make any changes in our officer group, field management, corporate staff or field operations as a result of the offering. So, as you prepare for summer, it will be business as usual for our centers. We will continue our focus on delivering the highest quality early childhood programs that our children and families have come to expect.

        We anticipate that you will have additional questions about these transactions and how they may affect you and the Company. There are complex rules concerning when and how matters relating to these transactions can be communicated so as not to run afoul of securities laws and we ask your patience and understanding as we navigate our way through this process. Once we complete the registration process, employees who own KinderCare common stock or hold options to purchase KinderCare common stock will be receiving detailed information about these transactions in the form of a proxy statement/prospectus that is included with one of the registration statements we just filed with the SEC. The registration statements are now publicly available from the SEC, but they have not been approved, remain subject to completion and may change significantly before they are finalized.

        We have attached a copy of the press release relating to the registration statement filings for your information. The attached press release and the SEC required information included on the second page of this communication tell you how to obtain copies of the final proxy statement/prospectus. We have also set up a new investor relations extension (Ext. 2102) to which all questions and requests for information should be directed. We will not be furnishing copies of the prospectuses or proxy statement included in the registration statements until they are distributed, so please do not request those documents from us at this time. However, you can access all of KinderCare's SEC filings from our Investor Relations page at www.kindercare.com.

        This is an exciting step for KinderCare and we thank you for your continued contributions to our ongoing success.

SEC Required Disclosures

        KinderCare has filed a preliminary proxy statement/prospectus, included in a registration statement on Form S-4, with the SEC that describes this recapitalization and merger transaction. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

        Registration statements relating to the IDSs, including the underlying Class A common stock and senior subordinated notes, to be issued in the initial public offering, the separate senior subordinated notes to be issued in the separate offering, and the Class B common stock to be issued in the recapitalization have been filed with the SEC but have not yet become effective. These securities may not be sold or exchanged, nor may offers to buy or exchange be accepted, prior to the time the registration statements become effective. This communication shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, nor shall there be any sale or exchange of these securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

        Security holders may obtain a free copy of the final proxy statement/prospectus, once available, and other documents filed by KinderCare with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the proxy statement/prospectus, once available, can also be obtained from KinderCare at 650 N.E. Holladay Street, Suite 1400, Portland, Oregon 97232, Attention: Investor Relations.

        Free copies of the prospectus relating to the initial public offering, once available, can also be obtained from CIBC World Markets Corp. at 417 Fifth Avenue, New York, New York 10016.

        This communication includes forward-looking statements that are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond the control of KinderCare. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Any such forward-looking statements should be considered in conjunction with KinderCare's Annual Report on Form 10-K for the fiscal year ended May 30, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended March 5, 2004 and other reports on file with the SEC. The information contained in this release is as of April 21, 2004. KinderCare undertakes no obligation to update or revise any of this information whether as a result of new information, future events or developments, or otherwise.

For more information contact:

Dan Jackson, Chief Financial Officer
(503) 872-1317

Jill Eiland, Senior Director of Public Relations
(503) 872-1519

Requests for information should be directed to KinderCare's toll-free
Investor Relations number: 1-888-655-5252.

KINDERCARE LEARNING CENTERS, INC.
FILES REGISTRATION STATEMENTS FOR INITIAL PUBLIC OFFERING
AND RECAPITALIZATION

(PORTLAND, Ore.)—April 21, 2004—KinderCare Learning Centers, Inc. ("KinderCare") today announced that it has filed a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") for an initial public offering of Income Deposit Securities ("IDSs") and a separate offering of new senior subordinated notes. An IDS is a unit consisting of one share of KinderCare's new Class A common stock and a fixed principal amount of KinderCare's new senior subordinated notes. The senior subordinated notes to be sold in the separate offering will be identical to those senior subordinated notes included in the IDSs.

In connection with the proposed initial public offering, KinderCare will undertake a recapitalization transaction and offer to all of KinderCare's existing stock and stock option holders cash and the opportunity to elect IDSs or IDSs and a new Class B common stock, subject to proration, for each share of existing common stock that they own or would own upon exercise of their stock options. KinderCare has filed a preliminary proxy statement/prospectus, included in a registration statement on Form S-4, with the SEC that describes this recapitalization and merger transaction. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

KinderCare plans to use the net proceeds of the proposed IDS offering, together with available cash, to refinance certain outstanding indebtedness, including KinderCare's outstanding 9.5% senior subordinated notes due 2009, and to finance the cash portion of the proposed recapitalization of KinderCare's existing common stock. In connection with the offerings, KinderCare plans a tender offer and consent solicitation with respect to the 9.5% senior subordinated notes due 2009.

KinderCare does not expect the offerings to result in any changes to its corporate or field management, corporate staff or center operations.

CIBC World Markets Corp. will serve as lead underwriter for the initial public offering.

KinderCare Learning Centers, founded in 1969, is the nation's leading for-profit provider of early childhood education and care services. At March 5, 2004, KinderCare operated a total of 1,245 child care centers and served approximately 126,000 children and their families in 39 states.

Registration statements relating to the IDSs, including the underlying Class A common stock and senior subordinated notes, to be issued in the initial public offering, the separate senior subordinated notes to be issued in the separate offering, and the Class B common stock to be issued in the recapitalization have been filed with the SEC but have not yet become effective. These securities may not be sold or exchanged, nor may offers to buy or exchange be accepted, prior to the time the registration statements become effective. This press release shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, nor shall there be any sale or exchange of these securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Security holders may obtain a free copy of the final proxy statement/prospectus, once available, and other documents filed by KinderCare with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the proxy statement/prospectus, once available, can also be obtained from KinderCare at 650 N.E. Holladay Street, Suite 1400, Portland, Oregon 97232, Attention: Investor Relations.

Free copies of the prospectus relating to the initial public offering, once available, can also be obtained from CIBC World Markets Corp. at 417 Fifth Avenue, New York, New York 10016.

This release includes forward-looking statements that are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond the control of KinderCare. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Any such forward-looking statements should be considered in conjunction with KinderCare's Annual Report on Form 10-K for the fiscal year ended May 30, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended March 5, 2004 and other reports on file with the SEC. The information contained in this release is as of April 21, 2004. KinderCare undertakes no obligation to update or revise any of this information whether as a result of new information, future events or developments, or otherwise.

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SEC Required Disclosures
KINDERCARE LEARNING CENTERS, INC. FILES REGISTRATION STATEMENTS FOR INITIAL PUBLIC OFFERING AND RECAPITALIZATION